NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSON RELYING ON EXEMPTION: SumOfUs

ADDRESS OF PERSON RELYING ON EXEMPTION: 2443 Fillmore St #380-1279, San Francisco, CA 94115

This filing is being made voluntarily

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Vote FOR Proposal #10 to evaluate strategic alternatives to current corporate structure at Alphabet (NASDAQ: GOOGL) Meeting Date: June 19, 2019

Dear Alphabet shareholder:

SumOfUs urges you to vote FOR Proposal 10 at the annual meeting of Alphabet shareholders on June 19, 2019.[i] Proposal 10 calls on Alphabet’s board of directors to retain advisors to study strategic alternatives and empower a committee of independent directors to evaluate those alternatives, which may include unification of Class A and B shares or a sale or other disposition of assets.

Alphabet has grown to a size and complexity that we believe may be unmanageable by even the most talented executives. With the acquisition of YouTube, Android, DoubleClick, Waze and other companies have come regulatory fines,[ii] an anti-trust investigation by the US Department of Justice[iii] and accusations of potential human rights violations via Project Dragonfly,[iv] sexual misconduct,[v] and wage theft;[vi] as well, subsidiary Google allegedly attempted to undermine the EU’s efforts to stop the spread of disinformation.[vii] These failures of oversight and management have damaged the company’s brand and have the potential to erode the trust that advertisers place in our company. Alphabet’s ability to recruit and retain talented workers may also be impaired.

The reputational risk for Alphabet’s brand may be exacerbated by allegations appearing in a Seattle Times op-ed on May 29, 2019 in which Jonathan Taplin, Director Emeritus of the Annenberg Innovation Lab at the University of Southern California, highlights Google’s hypocrisy: It opposes new European copyright legislation under the guise of protecting free speech, while collaborating with the Chinese government on a censored search engine.[viii]

Senator Elizabeth Warren has put forward the break-up of Alphabet as part of her campaign platform, arguing:

America’s big tech companies provide valuable products but also wield enormous power over our digital lives…. As these companies have grown larger and more powerful, they have used their resources and control over the way we use the Internet to squash small businesses and innovation, and substitute their own financial interests for the broader interests of the American people. To restore the balance of power in our democracy, to promote competition, and to ensure that the next generation of technology innovation is as vibrant as the last, it’s time to break up our biggest tech companies.[ix]

We believe shareholders could benefit from making Alphabet more manageable, and Alphabet’s management more accountable. To those ends, the board of directors should explore strategic alternatives to the current structure rather than waiting for regulators to force alternatives on Alphabet which may be suboptimal for investors. In particular, the board should evaluate whether the need for accountability outweighs the value of the insulation the dual-class stock structure provides from capital market pressures.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

June 3, 2019	Page 2

We urge you to vote FOR Proposal 10.

i.	For text of shareholder proposal, please see https://www.sec.gov/Archives/edgar/data/1652044/000130817919000205/lgoog2019_def14a.htm#lgooga069
ii.	https://www.marketwatch.com/story/alphabet-earnings-google-juggles-good-investments-with-being-a-target-for-eu-fines-2019-04-28; and https://www.foxnews.com/tech/french-watchdog-slaps-google-with-57m-fine-under-new-eu-law
iii.	https://www.reuters.com/article/us-google-doj-explainer/explainer-why-google-has-a-target-on-its-back-in-washington-idUSKCN1T30IO
iv.	https://theintercept.com/2018/12/01/google-china-censorship-human-rights/
v.	https://www.mercurynews.com/2019/01/10/googles-parent-firm-alphabet-lost-billions-through-response-to-sexual-harassment-lawsuit/
vi.	https://amp.theguardian.com/technology/2019/may/28/a-white-collar-sweatshop-google-assistant-contractors-allege-wage-theft
vii.	https://www.opendemocracy.net/en/facebook-and-google-pressured-eu-experts-soften-fake-news-regulations-say-insiders/
viii.	https://www.seattletimes.com/opinion/googles-free-speech-problem/
ix.	https://medium.com/@teamwarren/heres-how-we-can-break-up-big-tech-9ad9e0da324c

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.